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                                                                    EXHIBIT 99.1

                                 PRESS RELEASE
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FOR FURTHER INFORMATION:

QIAO XING UNIVERSAL TELEPHONE                   INVESTOR RELATIONS INTERNATIONAL
Qiao Xing Technology Industrial Zone            15477 Ventura Boulevard
Tangquan, Huizhou City                          Suite 202
Guangdong, PRC                                  Los Angeles, CA 91403

Contact:     Keneath Chen                       Contact:     Haris Tajyar
             Corporate Finance Dept.                         Managing Partner
             (011) 86-752-2820268                            (818) 981-5300
             qxxiao@pub.huizhou.gd.cn                        htajyar@irintl.com

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FOR IMMEDIATE RELEASE
MARCH 19, 2002

               QIAO XING RETAINS INVESTOR RELATIONS INTERNATIONAL
                          AS INVESTOR RELATIONS COUNSEL

GUANGDONG, CHINA AND LOS ANGELES, CALIFORNIA, MARCH 19, 2002 - Qiao Xing Universal Telephone (NASDAQ/NMS: XING), the second largest telephone manufacturer in China, today announced that it has retained Investor Relations International (IRI) as its investor relations counsel.

Commented Qiao Xing Universal Telephone, Inc. Chairman Rui Lin Wu, "As a foreign-based company, we believe that it is imperative to convey the most up-to-date and accurate information possible to our investors and the financial community. After extensive evaluation of IR firms, we determined that IRI's vast experience in communicating with companies and investors on a global basis, in particular their successful history in working with Asian-based companies, will aid us tremendously in these efforts. I believe that our relationship with IRI will enable us to meet the informational needs of our shareholders and increase our exposure on Wall Street, with the goal of maximizing shareholder value."

To be added to Qiao Xing's investor e-mail and fax lists, please contact Haris Tajyar of Investor Relations International at htajyar@irintl.com.



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Qiao Xing Universal Telephone
Page 2 of 2

ABOUT QIAO XING UNIVERSAL TELEPHONE

Qiao Xing is currently the second largest telephone manufacturer in China. In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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